Exhibit 20

NEWS

Contact:
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Media:
Todd Nissen
1.313.594.4410
tnissen@ford.com

Securities Analysts:
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Anne Bork
1.313.323.8221
abork@ford.com

Shareholder Inquiries:
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1.800.555.5259 or
1.313.845.8540
stockinf@ford.com


Media Information Center
1.800.665.1515 or
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media@ford.com


Go to http://media.ford.com
for news releases and
high-resolution photographs.



IMMEDIATE RELEASE
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FORD REPORTS THIRD QUARTER LOSS

  o European turnaround continues.
  o North American restructuring underway.
  o Balance sheet remains strong with $15.2 billion of cash.

DEARBORN, Mich., Oct. 17 - Ford Motor Company [NYSE: F] today reported a net loss of $692 million, or 38 cents per diluted share, in the third quarter of 2001. Excluding special items, Ford lost $502 million, or 28 cents per share. Ford earned $994 million, or 50 cents a share, before special items in the third quarter of 2000.

Ford's third quarter revenues were $36.55 billion, a 9 percent decline from last year's third quarter. Worldwide vehicle unit sales in the 2001 third quarter were 1,513,000, down 10 percent.

"This was a difficult quarter, as our results were affected by an uncertain and slowing U.S. economy, compounded by the tragic events of Sept. 11," said Jacques Nasser, president and CEO. "To address these challenging times we have taken several steps this year to strengthen our competitiveness. We expect to announce further actions in December. "

Despite the near-term challenges, Ford continues to benefit from the strongest lineup of brands and products in its history. This will be the 15th year in a row that Ford Division is the best-selling brand of cars and trucks in the U.S. These include the F-Series full-size pickup

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truck, Explorer and Escape SUVs, and Taurus, Focus and Mustang cars. Earlier this month, the Escape set a calendar-year sales record for small SUVs.

In the third quarter, Ford launched the Ford Thunderbird and Jaguar X-Type in the U.S., and introduced the Ford Fiesta in Europe. Other new products due in the U.S. this year include the Land Rover Freelander, Lincoln Blackwood,
Focus ZX5 and Th!nk Neighbor.

Third quarter 2001 operating results exclude a previously disclosed non-cash charge of $199 million, or 11 cents per share, for the write-down of certain investments in e-commerce and automotive-related ventures. They also exclude a non-cash credit of $9 million, or about 1 cent a share, for the accounting standard on hedging and derivatives. Third quarter 2000 operating earnings exclude a one-time charge of $106 million, or 5 cents per share, related to the Land Rover acquisition.

The following results exclude special items in both years:

AUTOMOTIVE OPERATIONS
Worldwide automotive operations lost $877 million in the third quarter, compared to a profit of $497 million year ago. Worldwide automotive revenues were $28.55 billion, compared with $32.58 billion a year ago.

Automotive gross cash at Sept. 30 totaled $15.2 billion, including $2.2 billion of pre-funding employee benefit expenses through a Voluntary Employee Beneficiary Association (VEBA) trust.

North America: The third quarter loss in North America was $849 million. Earnings in the 2000 third quarter were $782 million. The decline was primarily a result of lower unit sales volume, down 171,000 units or 15 percent, from last year, and significantly higher marketing costs.

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                                      -3-

Europe: Ford lost $24 million in the third quarter in Europe, compared to a loss of $221 million a year ago. Several new Ford brand vehicles, including the Mondeo, Transit and Maverick, contributed to the improved results.

South America: Ford operations in South America lost $56 million, compared to a loss of $64 million a year ago. Results from the region continue to be affected by weak economic conditions in Brazil and Argentina.

Rest-of-world: Operations from the rest of the world earned a profit of $52 million, compared to break-even results in the 2000 third quarter.

FORD CREDIT
Ford Credit earned $389 million in the third quarter, up from $386 million a year ago.

HERTZ
Hertz reported a third quarter profit of $26 million. Hertz earned $143 million in the third quarter a year ago. The decline is attributable to lower volume after the events of Sept. 11, as well as slowing economic conditions and a reduction in related business and personal travel.

OUTLOOK
"The U.S. economy continues to be marked by uncertainty, making it difficult to predict future vehicle sales demand. However, we believe total U.S. sales for 2001 will be in the range of 16.5-17 million units," Nasser said.

"Our strong brands and great products, as well as considerable financial strength and flexibility, will help us in these difficult times. We are focused on managing through the present volatile environment and positioning ourselves for a higher level of performance in the future," Nasser said.

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                                      -4-

Investors can hear a review of third quarter results by Martin Inglis, chief financial officer, on the Internet at www.streetevents.com or www.streetfusion.com. The presentation will start at 9 a.m. EDT, Oct. 17.

Ford Motor Company is the world's second largest automaker, selling vehicles in 200 markets and with approximately 345,000 employees on six continents. Its automotive brands include Aston Martin, Ford, Jaguar, Land Rover, Lincoln, Mazda, Mercury and Volvo. Its automotive-related services include Ford Credit, Hertz and Quality Care.

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Statements included herein may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors; a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth; lower-than-anticipated market acceptance of new or existing products; currency or commodity price fluctuations; economic difficulties in South America or Asia; higher fuel prices; a market shift from truck sales in the U.S.; lower-than-anticipated residual values for leased vehicles; a credit rating downgrade; labor or other constraints on our ability to restructure our business; increased safety or emissions regulation resulting in higher costs and/or sales restrictions; work stoppages at key Ford or supplier facilities; and the discovery of defects in vehicles resulting in recall campaigns, increased warranty costs or litigation.